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                                                                    EXHIBIT 12.1

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  (In Millions)



                                                               YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                    1995       1994     1993      1992      1991
                                                 -------------------------------------------------
Pre-tax income (loss)                              $250.2     $(3.7)   $113.3     $87.0    $(31.8)

Loss recognized on less than fifty-percent
  owned persons                                       0.4       -         -         -         -
                                                 -------------------------------------------------
Pre-tax income (loss) as adjusted                   250.6      (3.7)    113.3      57.0     (31.8)

Fixed charges:

  Interest expense                                   39.3      40.4      41.9      51.4      56.3

  Portion of rents deemed to be interest              7.6       8.9       9.0       9.3      10.0

  Amortization of debt expense                        3.0       3.1       3.2       4.8       5.7

  Capitalized interest                                -         -         -         -         -
                                                 -------------------------------------------------
Total fixed charges                                  49.9      52.4      54.1      65.5      72.0
                                                 -------------------------------------------------
Earnings
  before income taxes, minority interest
  and fixed charges.                               $300.5     $48.7    $167.4    $152.5     $40.2
                                                 -------------------------------------------------
                                                 -------------------------------------------------
Ratio of earnings to fixed charges                    6.0     (A)         3.1       2.3     (A)
                                                 -------------------------------------------------
                                                 -------------------------------------------------

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     For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges.
     For this purpose, earnings consist of net earnings from continuing operations plus income taxes and fixed charges, excluding capitalized interest, if any.
     Fixed charges consist of interest expense, capitalized interest, if any, that portion of rent expense as is representative of the interest factor and amortization of debt expense and discount or premium.

     (A) The deficiency of earnings to cover fixed charges was $31.8 million in 1991 and $3.7 million in 1994.

     (B) Excluding unusual income (charges) of ($107.6 million) in 1991, $4.7 million in 1992, $22.4 million in 1993, ($134.3 million) in 1994 and $50.7 million in 1995, the ratio of earnings to fixed charges would have been 2.1 in 1991, 2.3 in 1992, 2.7 in 1993, 3.5 in 1994 and 5.0
          in 1995. Unusual charges included charges to resolve U.S. government contracting and exporting matters of ($19.7 million) in 1992, ($16.6 million) in 1993 and ($136.8 million) in 1994. In addition, unusual income (charges) included restructure charges of ($107.6 million) in 1991 and ($1.4 million) in 1993 and gains related to the sales of businesses and the sale of an investment in Litton Industries common stock of $24.4 million in 1992, $40.4 million in 1993., $2.6 million in 1994 and $50.7 million in 1995.